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		      SECURITIES AND EXCHANGE COMMISSION
			    Washington, D. C. 20549

				AMENDMENT NO. 2
				      TO
				SCHEDULE 13E-4
			 Issuer Tender Offer Statement
     (Pursuant to Section 13(e)(1) of the Securities Exchange Act of 1934)

			      THE LIMITED, INC.
	   _______________________________________________________
		 (Name of issuer and person filing statement)

			 Common Stock, $.50 par value
	   _______________________________________________________
			(Title of class of securities)

				   53271610
	   _______________________________________________________
		     (CUSIP number of class of securities)

				SAMUEL P. FRIED
			      Vice President and
				General Counsel
			       THE LIMITED, INC.
			     Three Limited Parkway
				P.O. Box 16000
			     Columbus, Ohio 43230

			   Telephone: (614) 479-7000
	   _______________________________________________________
		 (Name, address and telephone number of person
	       authorized to receive notices and communications
		   on behalf of the person filing statement)

				  Copies to:

			       DENNIS S. HERSCH
				DAVID L. CAPLAN
			     DAVIS POLK & WARDWELL
			     450 Lexington Avenue
			   New York, New York 10017
				(212) 450-4000

			       February 1, 1996
	   _______________________________________________________
    (Date tender offer first published, sent or given to security holders)

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   This Amendment No. 2 amends and supplements the Issuer Tender Offer
Statement on Schedule 13E-4 (the "Statement") dated February 1, 1996, and as amended February 29, 1996, filed by The Limited, Inc., a Delaware corporation (the "Company"), relating to the Company's offer to purchase up to 85,000,000 shares of its Common Stock, $.50 par value per share (such shares, together with all other issued and outstanding shares of Common Stock of the Company, are herein referred to as the "Shares"), at a price of $19.00 per Share, net to the seller in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase dated February 1, 1996 (the "Offer to Purchase"), and related Letter of Transmittal, copies of which are attached as Exhibits (a)(1) and (a)(2) to the Statement. Terms defined in the Statement and not separately defined herein shall have the meanings specified in the Statement.

Item 8.  Additional Information.


   (e) On March 4, 1996, the Company issued a press release, a copy of which is filed as Exhibit (a)(16) hereto and is incorporated herein by reference.

Item 9.  Material to be Filed as Exhibits.

   Item 9 is hereby amended by the addition of the following Exhibit:

   (a)(16)   Press Release issued by the Company on March 4, 1996.



				   SIGNATURE


   After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

					     THE LIMITED, INC.


					     By:/s/ Kenneth B. Gilman
						-------------------------
						 Kenneth B. Gilman
						 Vice Chairman and
						 Chief Financial Officer


Dated:  March 4, 1996


				 EXHIBIT INDEX


   Exhibit
    Number        Description                         Page

   (a)(16)        Press Release issued by               6
		  the Company on March 4, 1996.